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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                            ------------------------

                       CHAMPION INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

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                         CONDOR ACQUISITION CORPORATION
                          INTERNATIONAL PAPER COMPANY
                       (NAME OF FILING PERSON -- OFFEROR)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   158525105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                            WILLIAM B. LYTTON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          INTERNATIONAL PAPER COMPANY
                             2 MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 397-1500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                            ------------------------

                                   COPIES TO:
                             DENNIS S. HERSCH, ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 450-4000
                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO filed by International Paper Company, a Delaware corporation ("IP"), and Condor Acquisition Corporation, a New York corporation and a wholly-owned subsidiary of IP ("Purchaser"), on May 19, 2000, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO and Amendment No. 2 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), relating to the offer (the "Offer") by IP through Purchaser to exchange each issued and outstanding share of common stock, par value $0.50 per share (together with the associated rights to purchase preferred stock, the "Champion Shares"), of Champion International Corporation, a New York corporation ("Champion"), for shares of common stock, par value $1.00 per share (the "IP Shares"), of IP and cash as described in the Prospectus (as defined below).



     The Offer was made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 12, 2000, among Champion, IP and Purchaser, which contemplates a business combination of Champion and IP (the "Merger"). IP filed a registration statement with the Securities and Exchange Commission on Form S-4 as amended on June 9, 2000, that became effective on June 13, 2000, relating to the IP Shares to be issued to stockholders of Champion in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.



     All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by IP, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.



ITEM 11



     The Offer terminated at midnight, New York City time, on June 16, 2000. In the Offer, 92,297,324 Champion Shares were validly tendered and not withdrawn, representing 95.0% of all outstanding Champion Shares. On June 17, 2000, IP and Purchaser accepted for purchase and payment all Champion Shares validly tendered and not withdrawn prior to midnight, New York City time, on June 16, 2000.



     On June 20, 2000, pursuant to the Merger Agreement, Purchaser merged with and into Champion, thereby consummating the Merger. At the effective time of the Merger, each Champion Share held in the treasury of Champion or owned by IP or Purchaser was canceled and retired, and every other outstanding Champion Share was converted into the right to receive the same consideration paid in the Offer.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONDOR ACQUISITION CORPORATION

                                          By:     /s/ WILLIAM B. LYTTON
                                            ------------------------------------
                                            Name: William B. Lytton
                                            Title:   Director and President

                                          INTERNATIONAL PAPER COMPANY

                                          By:     /s/ WILLIAM B. LYTTON
                                            ------------------------------------
                                            Name: William B. Lytton
                                            Title:   Senior Vice President and
                                                     General Counsel


Dated: June 20, 2000


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